Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 23, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Polaris Acquisition Corp.
Registration Statement on Form S-1
Filed August 29, 2007
File No. 333-145759

Dear Mr. Reynolds:

On behalf of Polaris Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 5, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ronald E. Alper. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that in addition to the revisions made to the Registration Statement in response to the Staff’s comments, Lazard Capital Markets LLC has been appointed representative of the underwriters.

Securities and Exchange Commission
October 23, 2007

General

1.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD/FINRA that the NASD/FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We supplementally advise the Staff that the underwriting arrangements are currently being reviewed by the Financial Industry Regulatory Authority (“FINRA”) and have not been cleared by FINRA at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the FINRA “no-objection” letter or arrange for a call to you from FINRA once FINRA has stated that it has no objections regarding the underwriting arrangements in this offering.

2.	Prior to effectiveness of this registration statement, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

Prior to effectiveness, we will have an AMEX representative call the Staff to confirm that the Company’s securities have been approved for listing.

3.
As you are a blank check company with minimal assets and no income from continuing operations, please advise us how you will comply with initial American Stock Exchange listing standards, including the requirements concerning income and shareholder equity.

There are several tests that may be utilized to qualify for listing on the AMEX, some of which do not require specific levels of income. Furthermore, upon consummation of the offering, the Company’s stockholders’ equity will be in excess of $4,000,000 (the required amount under the AMEX listing requirements) and the Company’s trust account will have in excess of $50,000,000 (one of the factors that AMEX utilizes in determining whether or not to approve the listing of blank check companies on the AMEX). Accordingly, the Company believes it will be able to qualify to have its securities listed on the AMEX. However, we do not believe such information is material to an investor as the Company will have received notification from the AMEX whether or not it will list the Company’s securities prior to the time the Company will request effectiveness of the Registration Statement.

4.
We note the disclosure on page 64 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $139.5 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue, State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors.

The Company and the underwriters have agreed to value the offering at $150 million, based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for transactions similar in structure and scope as the proposed offering, including their ability to solicit investors for an offering of this size. We have revised the disclosure on page 14 of the Registration Statement to clarify the foregoing.

Securities and Exchange Commission
October 23, 2007

5.
We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 29.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 29.99% of the IPO shareholders will be able to convert and the business combination still go forward. Your disclosure appears to leave open the possibility that you may structure a transaction in which less than 29.99% would be able to convert. Please revise your registration statement as appropriate.

We direct the Staff to the following disclosure set forth on page 8 of the Registration Statement:

“Accordingly, it is our understanding and intention in every case to structure and consummate a business combination in which public stockholders owning approximately 29.99% of the shares sold in this offering may exercise their conversion rights and the business combination will still go forward.”

Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

6.
We note that Messrs. Byron and Kraff have agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. Clarify whether the officers and directors of Polaris would be obligated to bring a claim against the Messrs. Byron and Kraff to enforce such indemnification. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

We direct the Staff to the following disclosure set forth on page 16 of the Registration Statement:

“However, the agreement entered into by Messrs. Byron and Kraff specifically provides for two exceptions to this indemnity: there will be no liability (1) as to any claimed amounts owed to a third party who executed a waiver (even if such waiver is subsequently found to be invalid and unenforceable) or (2) as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Furthermore, there could be claims from parties other than vendors or target businesses that would not be covered by the indemnity from Messrs. Byron and Kraff, such as stockholders and other claimants who are not parties in contract with us who file a claim for damages against us.”

We have revised the disclosure on page 12 of the Registration Statement to clarify the foregoing. We have further clarified the disclosure on pages 12 and 13 of the Registration Statement to indicate that if Messrs. Byron and Kraff refused to satisfy their obligations, the Company’s board of directors would have a fiduciary obligation, and the Company would be required, to bring a claim against them to enforce the Company’s indemnification rights

Securities and Exchange Commission
October 23, 2007

7.
We note the disclosure on the cover page that, "Our efforts to identify a target business will not be limited to a particular industry." In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its business services expertise. Explain how this criterion differs from those used to evaluate business service entities.

In addition, we note your disclosure in the summary and on page 35, and similar disclosure elsewhere, regarding your belief that companies involved in the business services industries may be attractive targets. Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

We have revised the disclosure throughout the Registration Statement as requested.

8.
We note your reference to the registration of the resale of the insider warrants pursuant to this registration statement. However, we also note that such warrants are to be sold simultaneously with this offer. Please discuss the application of the provisions of the 1933 Act to this transaction. In addition, we note that the warrants may be exercised on a cashless basis so long as they are held by the purchaser or an affiliate thereof, and we further note that the underwriter has been given the right to waive non-transfer restrictions with respect to the insider warrant. Please discuss the transferability of the insider warrants in connection with the exemption relied upon under the 1933 Act for their initial issuance to the insiders.

The above-referenced disclosure was included in error. We have revised the disclosure throughout the Registration Statement to remove any references to the registration of the resale of the insider warrants.

9.
If you add or delete material information from the registration statement in any subsequent amendment that is not in response to a staff comment, please identify those changes and their purpose in your response letter.

Securities and Exchange Commission
October 23, 2007

If the Company adds or deletes material information from the Registration Statement in any amendment that is not in response to a Staff comment, we will identify those changes and their purpose in our response letter.

10.
In addition to identifying the section of the amended registration statement where changes appear, please also include the page number(s) of the amended registration statement where the changes appear.

We will include page numbers of the amended Registration Statement where changes appear as requested.

11.	Please provide the full names, including middle initials, of all officers and directors.

We have already provided the full names, including middle initials, of all officers and directors. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Prospectus Summary, page 1

12.
On page 2 please include the statement from page 39 that "[i]f our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria."

We have revised the disclosure on page 2 of the Registration Statement as requested.

The Offering, page 3

Securities Being Purchased By Insiders, page 3

13.	Please tell us how you plan to value and account for the insider warrants. We note that a portion of the warrants will be sold to officers and directors.

We have revised the disclosure on pages 37 and F-9 of the Registration Statement as requested. Supplementally, the Company wishes to advise you that it has determined the fair value of the insider warrants by examining all specified purpose acquisition companies that completed an initial public offering raising gross proceeds greater than or equal to $100 million where units in such offerings were priced at $10.00 per unit and had an underlying warrant exercise price of $7.50. In this analysis, the Company only included first time specified purpose acquisition companies. The total population included six companies whose warrants trade separately from the common stock. The Company calculated the warrant value on the first trade date as a percentage of the combined value of the warrant and the common share on the date they both began trading separately. The Company then took this warrant value and multiplied it by the initial offering price of $10.00 to arrive at an estimated IPO warrant value. The average and mean of such values were below $1.00. Based upon the considerations above, the Company determined that the purchase price of the insider warrant will not be less than the estimated fair value.

Securities and Exchange Commission
October 23, 2007

14.
We note the reference on page four to the ability of the underwriter to waive restrictions on the transferability of the initial shares. Please include additional disclosure to address this waiver right and the extent to which transfer restrictions may be waived. We may have further comment.

The agreement governing the sale of the insider warrants, which the above-referenced disclosure relates to and which will be filed as an exhibit to the Registration Statement, does not provide any mechanism to amend the transfer restrictions imposed on such insider warrants. The agreement simply indicates that the terms cannot be amended without the prior consent of the underwriter. This was done to ensure that the terms would not be changed by the Company and the purchasers without the knowledge of the underwriters - the underwriters would be required to consent to any amendment and would presumably not consent unless there was some compelling reason that would not negatively impact the public shareholders. Currently there is no such reason and the underwriters have no intention to waive the transfer restrictions. We do not believe the foregoing is material to an investor, however, as the only material point is that the underwriters have no intention to waive the transfer restrictions. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Limited Payment to Insiders, page 6

15.
In listing the limited payments to insiders on page six, revise to include all other benefits accruing to the insiders in the offering, including but not limited to any and all in-direct or non-monetary benefits, such as the right of the insiders to exercise their warrants in the event of a redemption call on a cashless basis.

We have revised the disclosure on pages 6 and 7 of the Registration Statement as requested.

Liquidation if No Business Combination, page 10

16.	On page 12 identify the "certain... stockholders" who have agreed to advance funds to the Company to complete a liquidation and provide a detailed discussion of the material terms and such obligation.

We have revised the disclosure on pages 13 and 46 of the Registration Statement as requested. The material terms of the obligation are already set forth in the disclosure.

Securities and Exchange Commission
October 23, 2007

Redemption, page 4

17.
Please disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

The Company is not issuing a unit purchase option to the underwriters in this offering. Accordingly, we believe this comment is inapplicable and we have not revised the disclosure in the Registration Statement in response thereto.

Limited Payment to Insiders, page 6

18.	Please revise to clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

We have revised the disclosure on page 7 of the Registration Statement as requested.

19.
You disclose that you will not pay any fee or other cash payment to your insiders. Please revise to clarify whether this statement is designed to encompass all forms of compensation - such as stock, options, etc.

We have revised the disclosure on page 6 of the Registration Statement as requested.

Certificate of Incorporation page 7

20.
Please clarify whether the Registrant has obtained an opinion of counsel as to the statement that the provision in the registrant's certificate of incorporation providing for immediate winding up and dissolution has the same effect as if the Registrant's board and shareholders had formally voted to wind up and dissolve operations. If not, discuss the steps taken and analysis obtained to support such statement.

We have revised the disclosure on page 7 of the Registration Statement as requested.

Stockholders Must Approve Business Combination, page 8

21.
We note that up to 30% of shareholders may elect to exercise their conversion rights before any proposed transaction would not be allowed to go forward. This provision is inconsistent with prior similarly structured transactions and the understanding of the staff that such threshold for conversion rights would be established at 20%. Please discuss the reasons for the decision to revise the standard structure, the benefits and detriments of such revision to the Registrant and the public shareholders, and the bases for such a structural change.

Securities and Exchange Commission
October 23, 2007

We direct the Staff to the following disclosure set forth on page 41 of the Registration Statement:

“We have set the conversion percentage at 30% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public stockholders.”

We have revised the disclosure on page 9 of the Registration Statement to clarify the foregoing. We have also added a risk factor on page 24 of the Registration Statement to address the risks of this as requested.

Liquidation if No Business Combination, page 10

22.
Please discuss here and elsewhere as appropriate (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) what debts, costs and expenses that will not be covered by the indemnity to be provided by the management stockholders.

We have revised the disclosure on page 12 of the Registration Statement to clarify that the Company has not obtained any waiver agreements to date. We have further revised the disclosure on page 12 in response to comment 6 to indicate what potential claims would not be covered by the indemnification obligations of Messrs. Byron and Kraff.

Risk Factors, page 14

23.
We note that the last risk factor on page 22 indicates that your existing stockholders control a substantial interest in the company and may influence certain actions requiring a stockholder vote. Please disclose whether the existing stockholders, including officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. Also, clearly disclose whether purchases could be made to influence the vote for an approval of a business combination.

We have revised the disclosure on pages 9 and 25 of the Registration Statement as requested.

Use of Proceeds, page 27

24.	In the table we note that $520,000 or 27.4% of such funds not in trust and interest earned on the oust account is reserved for "Working capital." Please describe in more detail the use of these funds.

The disclosure originally set forth on page 27 of the Registration Statement indicated the funds designated for working capital would be used to cover “miscellaneous expenses, D&O insurance, general corporate purposes and reserves.” We have expanded the disclosure to provide further potential uses of such funds as requested.

Securities and Exchange Commission
October 23, 2007

25.
Regarding the monthly fee of $7,500 discussed on page 28, please clarify the factors considered - and individuals involved - in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies.

We have revised the disclosure on page 31 of the Registration Statement as requested.

Dilution, page 30

26.
We note that your dilution presentation assigns no value to the warrants that you have, or will have outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

The dilution presentation assigned no value to the warrants that the Company will have outstanding following the offering in order to provide an investor with the worst dilution that could result from the offering. By attributing no value to the warrants, the price of the common stock is deemed to be higher, thereby resulting in the maximum amount of dilution to investors. We have revised the disclosure on page 33 of the Registration Statement to clarify the foregoing. However, this section does not address dilution in terms of stock ownership but rather in terms of purchase price and how much dilution from the offering price paid by the public stockholders is created as a result of the insiders receiving their shares at a nominal purchase price. The exercise of the warrants, regardless of whether or not a cashless exercise, would not be meaningful to an investor because such exercise would occur only at a later date when the stock was trading substantially above the exercise price.

Proposed Business, page 35

Effecting a Business Combination, page 36

Sources of Target Businesses, page 37

27.
We note that you will not pay any of your existing officers, directors, stockholders, or affiliates any finder's fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fee or consulting fee to these personas will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Securities and Exchange Commission
October 23, 2007

We have revised the disclosure on page 41 of the Registration Statement to clarify that none of the Company’s existing officers, directors or stockholders or their affiliates will be paid any fee by the Company or a target business

Fair Market Value of Target Business, page 38

28.
It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business if the board independently determines that the target business meets the 80% requirement.

We have revised the disclosure on page 26 of the Registration Statement to include the above-referenced risk factor as requested.

29.
Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire. Please include any related risk factors in regards to any limitation that shareholders would not be able to rely on such fairness opinion.

We have revised the disclosure on pages 42 and 43 of the Registration Statement as requested.

Opportunity for Stockholder Approval of Business Combination, page 40

30.
On page 40, you state "[i]n connection with the vote required for any business combination, all of our existing stockholders... have agreed to vote their respective initial shares in accordance with the majority of the shares of common stock voted by the public stockholders." Please expand upon this statement. Explain whether it means the existing stockholders will vote their shares in the same proportion as the vote by the public stockholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

We have revised the disclosure on page 44 of the Registration Statement as requested.

Securities and Exchange Commission
October 23, 2007

Conversion Rights, page 40

31.
Please revise the statement on page 41 that requiring physical or electronic tendering of shares "would not result in any increased cost to stockholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

We have revised the disclosure on page 45 of the Registration Statement as requested.

32.	Also, please revise page 41 to delete the reference to a "put" right, which would suggest that shareholders have the right to force the company to purchase their shares.

We have revised the disclosure on page 45 of the Registration Statement as requested.

33.
Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

We direct the Staff to the risk factor captioned “We may require stockholders who wish to convert their shares in connection with a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights” which was originally included on page 21 of the Registration Statement. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

34.
Please tell us whether there will be a minimum number of days between the mailing of the proxy statement anal the vote to allow sufficient time to shareholders to complete the additional steps to convert.

We have revised the disclosure on page 45 of the Registration Statement as requested.

Management, page 49

Conflicts of Interest, page 53

35.	We note the disclosure on page 53 that:

In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Securities and Exchange Commission
October 23, 2007

Please name the other entities that officers and directors are affiliated that may result in conflicts of interest in determining which entity should be presented with a particular business opportunity, Also indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities. Please revise, as applicable, the business experience of each officer and director under the "Management" section to include other entities which they are affiliated.

We have revised the disclosure on page 58 of the Registration Statement as requested.

36.
We note the statement on page 54 that, "We currently do not anticipate entering into a business combination with an entity affiliated with any of our existing stockholders." Please revise to disclose whether this statement includes those entities affiliated with officers and directors.

We have revised the disclosure on page 59 of the Registration Statement as requested.

Description of Securities, page 59

Warrants, page 58

37.
On page 61 you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement… for a complete description of the terms and conditions applicable to the warrants." As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provisions of the warrants as well as your units and common stock, and revise the statement above to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

We have revised the disclosure on pages 64 and 66 of the Registration Statement as requested.

Underwriting, page 63

Pricing of Securities, page 63

38.
In discussing the pricing of the securities, supplementally provide an analysis of the economics behind the transaction and the impact of such economic considerations and factors on the determination as to pricing the securities. For example, describe the considerations in the economic model used to structure the transaction factor into the determinations to establish the price of the units at $10.00, the exercise price of the warrants at $7.50, and the relevant timing determinations with respect to separate trading of the common stock and the warrants, the exercisability of the warrants, etc. In addition, address the pricing of the units relative to the pricing of the private placements of the common stock and the warrants.

Securities and Exchange Commission
October 23, 2007

The structure of the units is the same structure that is employed by numerous other similarly structured blank check companies. The exercise price of the warrants underlying the units is determined by looking at the trading patterns of similar warrants of other similarly structured blank check companies. This amount is then factored together with the value of the common stock included within the unit in order to arrive at a proper unit price. The insider warrant price is similarly based on what the Company believes will be the market price for the warrants at the time that the common stock and warrants included within the units will commence separate trading based upon the trading prices of similar warrants of other similarly structured blank check companies.

Commissions and Discounts, page 64

39.
Please disclose the dollar value associated with the underwriters' purchase option. In addition, please advise us why this has been excluded from your tabular presentation on page 64. See Item 508(e) of Regulation S-K.

As indicated above in response to comment 17, the Company is not issuing a unit purchase option to the underwriters. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Signatures

40.	Please insure that the registration statement is signed by the company's principal financial officer and principal accounting officer.

We will insure that the Registration Statement is signed by the Company’s principal financial officer and principal accounting officer.

Securities and Exchange Commission
October 23, 2007

Exhibits

41.	Note that the staff will require sufficient time to review the exhibits to be filed by amendment. Please provide copies of executed documents as appropriate.

We will file all exhibits as soon as possible.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Marc V. Byron Lowell D. Kraff